Via Facsimile and U.S. Mail
Mail Stop 6010

May 4, 2006

Kenneth J. Martin
Executive Vice President and Chief Financial Officer
Wyeth
Five Giralda Farms
Madison, NJ 07940-0874

Re: Wyeth
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 27, 2006
File No. 001-01225

Dear Mr. Martin:

        We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13 – 2005 Financial Report to Shareholders

Financial Statements, page 4

Notes to Consolidated Financial Statements, page 8

1. Summary of Significant Accounting Policies, page 8

Property, Plant and Equipment, page 9

   1. Please tell us why it is appropriate to classify costs related to the validation of
       new facilities or assets in construction in progress until they are placed in service,

Kenneth J. Martin
Wyeth
May 4, 2006
Page 2

as opposed to when they have reached a state of readiness. In addition, please explain when depreciation commences for these costs and the other capitalized costs of these assets and why that timing is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 84

Results of Operations, page 96

Sales Deductions, page 98

2. Please provide to us, in disclosure-type format, a revised roll forward of your accrual for chargebacks / returns to: (a) include all periods for which you present an income statement and (b) attribute the amount of provision and payments / credits to sales made in the current versus prior periods. In addition, while you disclosed that the provisions for each of the other components of sales deductions were individually less than 2% of gross sales, it appears that those provisions, individually or in the aggregate, may have been material to your results of operations for at least some of the periods for which you present an income statement; as such, please provide us, in disclosure-type format, a similar roll forward of each of those other components of your sales deductions.

Liquidity, Financial Condition and Capital Resources, page 110

Contractual Obligations, page 114

3. Please provide to us, in disclosure type format, a revised version of your contractual obligation table that includes interest to be paid related to your "Total debt obligations" because it does not appear that you included the interest obligations in this table.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Oscar Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant